

Mail Stop 4631

February 15, 2017

<u>Via Facsimile</u>
Ms. Kristina Cerniglia
Chief Financial Officer
Hillenbrand Inc.
One Batesville Boulevard
Batesville, IN 47006

> **Re:** **Hillenbrand, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2016**
> **Filed November 16, 2016**
> **File No. 1-33794**

Dear Ms. Cerniglia:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief
Office of Manufacturing and Construction